UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___) *

Centrasia Mining Corp.

(formerly Baradero Resources Limited)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

15626R102

(CUSIP Number)

Dean M. Smurthwaite, Esq., 455 Sherman Street, Suite 300, Denver, CO 80203, 303-777-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

December 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15626R102	Page 2 of 5

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS DAMIEN EDWARD REYNOLDS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,200,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.59%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7	2 OF 5

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 15626R102	Page 3 of 5

Item. 1	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common shares, no par value, of Centrasia Mining Corp. (formerly Baradero Resources Limited) (the “Issuer”). The Issuer’s principal executive offices are located at Suite 300, 1055 West Hastings Street, Vancouver, BC V6E 2E9 CANADA.

Item 2.	Identity and Background.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Damien Edward Reynolds.

Mr. Reynolds beneficially owns shares of the Issuer’s common stock through Longview Capital Partners (“Longview”).

Mr. Reynolds is a citizen and resident of Canada. Mr. Reynolds’s business address is 1111 West Georgia Street, Suite 2400, Vancouver, BC, V6E 4M3 CANADA.

Since August 2005 Mr. Reynolds has been the Chairman and chief executive officer of Longview Capital Partners, a profitable global resource group. Mr. Reynolds also serves as the chairman of Buffalo Gold since October 2004, the chairman of Bayswater Uranium since February 2006 and is former Chairman and CEO of Tournigan Gold Corp.

During the last five years, Mr. Reynolds has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Reynolds and Longview acquired shares of the Issuer’s common stock from various sources, including, but not limited to, purchases from the Issuer in private and public offerings, purchases from private individuals and entities, and purchases in the open market. All of the transactions were funded through Mr. Reynolds’s personal funds or the working capital of Longview.

Except as disclosed below, there have been no acquisitions or dispositions of the Issuer’s common shares made by Mr. Reynolds or Longview within the last 60 days. During the last 60 days, Mr. Reynolds and Longview have acquired and disposed of shares of the Issuer’s common stock, as follows:

Date of Transaction	No. of Shares Acquired or (Disposed)	Purchase/ Sale Price CDN$	Source of Funds (personal, bank, working capital, affiliate, from the Issuer, other)	Method of Acquisition or Disposition (private/public)
12/21/2006	2,000,000	$0.50 per share	WC	Private placement acquisition

Item 4.	Purpose of Transaction.

(a)

Mr. Reynolds is holding his shares of the Issuer (including shares held by Longview) for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name, through Longview, or through other entities).

Mr. Reynolds does not have any other present plans or proposals that relate to or would result in:

CUSIP No. 15626R102	Page 4 of 5

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Reynolds will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer.

(a)

As of March 1, 2007, Mr. Reynolds owned beneficially 3,200,000 (13.59%, based upon 22,343,048 shares outstanding as of January 31, 2007) of the Issuer’s common shares. Mr. Reynolds’s beneficial ownership includes:

(i)	2,000,000 common shares held by Longview;
(ii)	options to acquire 200,000 common shares at $0.60 per share exercisable through December 20, 2011 held individually; and
(iii)	warrants to acquire 1,000,000 common shares at $0.75 per share exercisable through June 20, 2008 held by Longview.

(b)

Mr. Reynolds has the sole power to vote and to dispose of 200,000 beneficially owned common shares. Mr. Reynolds shares the power to vote and dispose of 3,000,000 beneficially owned shares held by Longview with Mr. Hein Poulus, Director and controlling shareholder; Mr. Ron Shorr, Director; Mr. John Park, Director; Mr. Willie McLucas, Director; Mr. Tom Allen, Director; Mr. Garry Stock, VP Corporate Development; Mr. Shaun Maskerine, VP Investment Banking; Mr. Rob Dzisiak, COO; and Mr. Ian Fodie, CFO.

Hein Poulus. Mr. Poulus is a businessman and a partner in the Vancouver office of the Stikeman Elliott law firm.

Ron Shorr. Mr. Shorr has been an advisor and consultant involved with researching, development, restructuring, and financing corporations for over 30 years.

John Park. Mr. Park is currently chairman of AIM listed African Eagle Resources plc and of the unlisted Australian gold explorer GoldFX Limited.

CUSIP No. 15626R102	Page 5 of 5

Willie McLucas. Mr. McLucas is the Chairman of Luzon Minerals listed on the Toronto Stock Exchange Ventures market.

Tom Allen. Mr. Allen is a senior partner at Ogilvy Renault, a Canadian law firm.

Garry Stock. Mr. Stock is Longview’s current VP of Corporate Development.

Shaun Maskerine. Mr. Maskerine is Longview’s current VP Investment Banking.

Rob Dzisiak. Mr. Dzisiak is Longview’s current Chief Operating Officer.

Ian Fodie. Mr. Fodie is Longview’s current Chief Financial Officer.

The principal business address of all officers and directors of Longview is 1111 West Georgia Street, Suite 2400, Vancouver, BC, V6E 4M3 CANADA and are citizens of Canada.

During the last five years, the officers or directors of Longview, as named above, have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(c)

During the prior 60 days, Mr. Reynolds did not have any transactions in the shares of the Issuer, other than as described above in Item 3. See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)

Except for the persons sharing power to vote and dispose of the 3,000,000 shares held by Longview Capital Partners listed in subpart (b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by Mr. Reynolds or Longview.

(e)	As of March 1, 2007, Mr. Reynolds continues to be the beneficial owner of more than five percent of the outstanding common shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2007

/s/ DAMIEN EDWARD REYNOLDS

Damien Edward Reynolds